

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2022

Lainie Minnick
Chief Financial Officer
Ares Real Estate Income Trust Inc.
One Tabor Center
1200 Seventeenth Street, Suite 2900
Denver, CO 80202

   Re: Ares Real Estate Income Trust Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2021
     Filed March 14, 2022
     File No. 000-52596

Dear Lainie Minnick:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Real Estate & Construction

cc: Christopher Stambaugh